Exhibit 99.1

The INX Digital Company Announces U.S. Listing on OTCQB Exchange Under Symbol INXDF

NEW YORK, July 28, 2022 /PRNewswire/ -- The INX Digital Company, Inc. (NEO: INXD, INXATS: INX, OTCQB: INXDF) (“INX”), the owner of blockchain-based trading platforms for digital securities and cryptocurrencies, announced that its common shares will commence trading on Tuesday, August 2, 2022, on the U.S.-based OTCQB operated by OTC Markets Group Inc., under the symbol “INXDF.” INX’s common shares will continue to trade on the NEO Exchange (“NEO”) under the symbol “INXD”, and the INX Tokens, which are issued by INX’s subsidiary INX Limited, will continue to trade on the INX Securities ATS under the symbol “INX”. Additionally, INX has also received approval from the Depository Trust Company (“DTC”) to make INX’s shares eligible to be electronically cleared and settled through DTC.

Extending access to equity investors beyond the NEO Exchange, this latest step in INX’s journey will boost INX’s liquidity and support further growth. The new listing on an American financial market will create convenient access for U.S. investors and provide institutional and retail investors worldwide with the opportunity to trade in INX shares on an additional marketplace.

Alan Silbert, CEO, North America commented, “We are excited to list on the OTCQB to be able to increase INX’s visibility to a wider audience through enhanced liquidity in our stock and additional capital markets access. This additional exposure to institutional and retail investors in the U.S. and worldwide should support INX’s further growth and give millions of investors easier access to INX’s shares. DTC eligibility also gives our shareholders a dependable, cost-effective, and suitable method for the clearing and settling of our shares.”

INX seeks to increase opportunities for investors to access company offerings through new capital markets. This additional listing is an important step that will support INX’s future growth and expansion and facilitate access to new U.S. and international investors.

About The INX Digital Company, Inc. INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which we raised US$83 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, INX’s interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the future. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to the expected benefits of listing the INX shares on the OTCQB and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

The NEO Exchange is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information

Contact:

The INX Digital Company, Inc.

Investor Relations

+1 855 657 2314

Email: investorrelations@inx.co

Carrie Rubinstein

Head of Content and Media

Email: carrie.rubinstein@inx.co